Exhibit 99.1
For immediate Release
March 28, 2007
SAP Realigns Executive Board Responsibilities
— Executive Board Member Shai Agassi to Leave the Company —
— Léo Apotheker Named Deputy CEO; New Executive Council Formed —
     WALLDORF, Germany— March 28, 2007 — SAP AG (NYSE: SAP) today announced that it will extend the responsibilities of its executive management team to reinforce the company’s growth strategy. These changes come with the announcement of the departure of Executive Board member Shai Agassi, who by mutual agreement with the company, will leave to more quickly commit himself to his personal agenda of environmental policy and alternative energy sources, and other issues. In making this announcement, SAP confirms its commitment to the company’s current product and platform strategy, and its dedication to the success of SAP customers and partners.
     “While we regret Shai’s decision to leave, we congratulate him on his record of achievement at SAP,” said Hasso Plattner, Chairman of the SAP Supervisory Board and company founder. “Shai drove the company’s successful platform strategy, led innovation that helped SAP grow and continue market leadership, as well as set the stage for the future of business software. I had shared with Shai my plan that he should become successor to Henning Kagermann as a co-CEO for SAP. With the extension of Henning’s contract to 2009, it became apparent that Shai was not comfortable committing to a 10-15 year period which was not in keeping with his personal career timeline. Given this, I made the recommendation to the Supervisory Board that we change our plans and now adjust SAP’s executive management team responsibilities.”
     “We have a strong development and product leadership team in place, we’ve made remarkable progress along the roadmap to enterprise SOA, and have a clear vision about new opportunities for volume business in the midmarket,” said Henning Kagermann, CEO of SAP AG.
     “It has been my distinct honor to take part in the story of SAP these past six years,” said Shai Agassi, President of the Product & Technology Group and member of the SAP Executive Board. “I am very proud of our accomplishments and the successful products we have brought to market. The product team will continue down the path under Henning’s leadership and I am confident that SAP will continue to lead the enterprise software market for many years to come. I will remember my time at SAP as one of the most satisfying periods of my career, and it has been my great pleasure to work with such outstanding and passionate people at SAP. I look forward to new opportunities, and working on issues that are important to me, including alternative energy and environmental policy issues, as well as the future of Israel.”
     The SAP Supervisory Board has accepted Shai’s resignation effective April 1, 2007. Shai will be retained as a special consultant to the Office of the Chairman of the Supervisory Board on technology, innovation and competitive trends, and maintain an office on the company’s Palo Alto campus.
Apotheker Appointed Deputy CEO; Executive Council Formed
     The company announced that Léo Apotheker, President of Customer Solutions & Operations, and member of the Executive Board, will assume the new role of Deputy CEO of SAP AG effective immediately.
     SAP also announced the formation of an Executive Council, comprised of the company’s Corporate Officers. Reporting to the Executive Board, the Council will have shared responsibilities for both customer-facing and product strategies, enabling SAP to align with customer needs more quickly, and in support of the company’s 2010 growth plan. Underlining the company’s commitment to the current product and platform strategy, those executives leading development organizations will now report into Henning Kagermann.

The following executives will report to Henning Kagermann:
■	Doug Merritt has been named a Corporate Officer and will lead the development of software for the business user.

■	Klaus Kreplin, Corporate Officer, will continue to lead SAP NetWeaver technology.

■	Jim Hagemann Snabe, Corporate Officer, will lead development of the SAP Business Suite and industry solutions.

■	Michael Kleinemeier, Corporate Officer, will drive collaboration and lead industry business unit priorities.

■	Bob Stutz will continue to lead the CRM team.
The following executives will report to Léo Apotheker:
■	Global Marketing and Solution Marketing will be combined into a single marketing organization led by Marty Homlish, Corporate Officer. Peter Graf will report to Marty Homlish as his Deputy.

■	Hans-Peter Klaey, Corporate Officer, will continue to lead the SME organization, which now encompasses SAP Business One.

■	EMEA NEWS / EMEA Central will be combined into one EMEA region led by Ernie Gunst, Corporate Officer, who is responsible for SAP’s field operations in that region.

■	Bill McDermott, Corporate Officer, will oversee the Americas and the Asia Pacific and Japan regions. Geraldine McBride will continue to lead the APJ region and report to Bill in his expanded role.

■	All partner activities — including independent software vendors, channel, technology partners, service partners and systems integrators — will be led by Zia Yusuf.
     SAP stated that the changes were effective April 1, 2007.
     The Company will host a call for media and analysts today at 9:00 pm CET /3:00 pm EST. The call will be webcast live on the Company’s website (www.sap.com). Dial-in numbers are as follows:
     Dial in: +1-480-629-9562 or +44-20-8515-2301
     Replay: +1-303-590-3030 or +44-20-7154-2833 (Replay Access Code: 3718722)
     In addition, the Company will host a call for European media on Thursday, March 29th, at 9:00 am CET. Dial-in numbers are as follows:
     Dial in: +44-20-8515-2305
     Replay: +44-20-7154-2833 (Replay Access Code: 3719047)

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About SAP
SAP is the world’s leading provider of business software*. Today, more than 38,000 customers in more than 120 countries run SAP® applications—from distinct solutions addressing the needs of small businesses and midsize companies to suite offerings for global organizations. Powered by the SAP NetWeaver® platform to drive innovation and enable business change, SAP software helps enterprises of all sizes around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP solution portfolios support the unique business processes of more than 25 industries, including high tech, retail, financial services, healthcare and the public sector. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)
(*) SAP defines business software as comprising enterprise resource planning and related applications such as supply chain management, customer relationship management, product life-cycle management and supplier relationship management.
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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2007 SAP AG. All rights reserved.
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For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Christoph Liedtke, +49 (6227) 7-50383, christoph.liedtke@sap.com, CET
Frank Hartmann, +49 (6227) 7-42548, f.hartmann@sap.com, CET
Steve Bauer +1 610 661-3951, steve.bauer@sap.com, EST
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST